[AmTrust Financial Services, Inc. letterhead]

June 20, 2014

Via EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:     AmTrust Financial Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-33143

Dear Mr. Rosenberg:

This purpose of this letter is to respond to comments discussed with the Division of Corporation Finance (the “Staff”) on telephone calls on June 16, 2014 and June 18, 2014 regarding the Annual Report on Form 10-K for the year ended December 31, 2012 (the “2012 Form 10-K”) of AmTrust Financial Services, Inc. and our written response letter dated May 20, 2014.

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Ceding Commission Revenue, page F-10

1.
Please confirm that the portion of ceding commission revenue that does not represent deferred acquisitions costs (“DAC”) is deferred on your balance sheet and recognized on your income statement over the contract period in proportion to the insurance protection provided. In addition, please discuss your current presentation of the deferral of these costs on the balance sheet and your proposed changes to the current presentation in future filings, including a discussion of whether such a change would have a material impact on your financial statements. Lastly, please provide proposed disclosure to be included in future filings that explains your accounting policies related to ceding commission revenue.

We confirm that the portion of ceding commission revenue we receive that relates to the indirect costs of issuing a policy that is not a recovery of DAC and that we do not include in DAC (which we refer to as “other underwriting expenses”) is deferred on our balance sheet and recognized on the income statement over the contract period in proportion to the insurance protection provided.

Currently, the ceding commission (revenue) deferral related to other underwriting expenses is accounted for as a reduction of deferred acquisition costs on our balance sheet (i.e., treated as a contra asset). In future filings, we will correct this presentation to include the portion that relates to other underwriting expenses as a deferred liability (deferred ceding commission) included in accrued expenses and other current liabilities.

The following table illustrates how certain balance sheet line items would have been presented (as of December 31, 2010 - 2013) if we had separately presented the ceding commission deferral related to other underwriting expenses as a deferred liability rather than accounting for these costs as a reduction of deferred acquisition costs (contra asset). As the table indicates, the impact on the financial statements of this corrected presentation would have been quantitatively immaterial.

Jim B. Rosenberg
Division of Corporation Finance
June 20, 2014

(In Thousands)	12/31/13	12/31/12	12/31/11	12/31/10

Deferred policy acquisition costs:
As reported	$446,687	$349,126	$280,991	$224,671
Prospectively	468,404	355,840	284,343	241,983
Total assets:
As reported	11,257,409	7,436,511	5,762,419	4,205,741
Prospectively	11,279,126	7,443,225	5,765,771	4,223,053
% change	0.2%	0.1%	0.1%	0.4%

Accrued expenses and other current liabilities:
As reported	650,858	406,447	267,643	193,008
Prospectively	672,575	413,161	270,995	210,320
Total liabilities:
As reported	9,669,306	6,188,446	4,718,486	3,441,487
Prospectively	9,691,023	6,195,160	4,721,838	3,458,799
% change	0.2%	0.1%	0.1%	0.5%

We do not believe there is a substantial likelihood that a reasonable investor or potential investor would consider these corrections in presentation to be important in making an investment decision. Users of our financial statements primarily focus on two balance sheet items - our investment portfolio and our loss and loss expense reserves, neither of which would have been impacted by this change. Although changes in balance sheet items may have an effect on compliance with regulatory requirements, loan covenants or other contractual requirements, these changes would not have had any impact on those items, nor would we anticipate the changes would result in a significant market reaction, positive or negative. For these reasons, we made the determination that separately presenting the ceding commission deferral related to other underwriting expenses as a deferred liability rather than accounting for these costs as a reduction of deferred acquisition costs (contra asset) was not material in relation to our financial statements taken as a whole.

Our proposed revised disclosure to include in “Note 2. Significant Accounting Policies” in future periodic reports is as follows:

“Ceding Commissions on Reinsurance Transactions - Ceding commissions on reinsurance transactions are commissions the Company receives from ceding gross written premiums to third party reinsurers. In connection with the Maiden Quota Share, which is the Company’s primary source of ceding commissions, the amount the Company receives is a blended rate based on a contractual formula contained in the individual reinsurance agreements, and the rate may not correlate specifically to the cost structure of the individual segments. The ceding commissions the Company receives cover a portion of its capitalized direct acquisition costs and a portion of other underwriting expenses. Ceding commissions received from reinsurance transactions that represent recovery of capitalized direct acquisition costs are recorded as a reduction of capitalized unamortized deferred acquisition costs and the net amount is charged to expense in proportion to net premium revenue recognized. Ceding commissions received from reinsurance transactions that represent the recovery of other underwriting expenses are recognized in the income statement over the insurance contract period in proportion to the insurance protection provided and classified as a reduction of acquisition costs and other underwriting expenses. Ceding commissions received, but not yet earned, that represent the recovery of other underwriting expenses are classified as a component of accrued expenses and other current liabilities. The Company allocates earned ceding commissions to its segments based on each segment’s proportionate share of total acquisition costs and other underwriting expenses recognized during the period.”

Jim B. Rosenberg
Division of Corporation Finance
June 20, 2014

We will make corresponding changes to the descriptions of our principal revenue and expense items and critical accounting policies contained in the MD&A.

Notes to Consolidated Financial Statements
2. Significant Accounting Policies
Ceding Commission Revenue, page F-10
Income Taxes, page F-15

2.
Please confirm (a) your understanding that the items discussed in your materiality analysis contained in your May 20, 2014 response letter were corrections of errors, and (b) that in future filings, you will identify errors, regardless of materiality considerations.

As a follow-up to the materiality analysis provided in our May 20, 2014 response, we confirm our understanding that the revisions made to these two items via reclassification were corrections of errors. Further, we commit that in future filings, we will identify errors as such (rather than as reclassifications), regardless of whether the amount is material or immaterial.

In connection with our response, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•
the Commission has taken the position that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We further understand that the Division of Enforcement has access to all information provided to the Staff in the Staff’s review of our filings or in response to the Staff’s comments on our filings.

We trust that you will find the foregoing to be responsive to the Staff’s comments. Please contact the undersigned at (216) 328-6116 if you require any further information.

Sincerely,

/s/ Ronald E. Pipoly, Jr.

Ronald E. Pipoly, Jr., Chief Financial Officer

cc: Donald Abbott, Securities and Exchange Commission
Ibolya Ignat, Securities and Exchange Commission
Todd Hardiman, Securities and Exchange Commission
Richard Bertuglia, BDO USA, LLP
Catherine Miller, AmTrust Financial Services, Inc.